UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                 (Amendment No. _____________)*

                Cadmus Communications Corporation

                        (Name of Issuer)

                 Common Stock ($ .50 Par Value)
                 (Title of Class of Securities)

                            127587103
                         (CUSIP Number)

David W. Swartz, Esquire Stevens & Lee, 111 North Sixth Street,
      Reading, Pennsylvania  19603      (610-478-2000)
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          March 4, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 127587103

1.   Sheridan Printing Company, Inc.
          IRS Identification No.:  22-1631052
     James E. Sheridan


2.   Check the appropriate box is a member of a group* (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds*
          Sheridan Printing Company, Inc. - WC
          James E. Sheridan - PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Sheridan Printing Company, Inc. - New Jersey
          James E. Sheridan - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

     7.   Sole Voting Power
               400,000

     8.   Shared Voting Power
               0

     9.   Sole Dispositive Power
               400,000

     10.  Shared Dispositive Power
               0

11.  Aggregate amount beneficially owned by each reporting person
          400,000

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                        [ ]

13.  Percent of class represented by amount in row (11)
           5.1%

14.  Type of reporting person*
          Sheridan Printing Company, Inc. - CO
          James E. Sheridan - IN

                          SCHEDULE 13D

ITEM 1.   Security and Issuer.

          This Schedule 13D relates to shares of common stock, par value $.50 per share, of Cadmus Communications Corporation ("Cadmus"), a business corporation incorporated under the laws of the Commonwealth of Virginia. The principal executive offices of Cadmus are located at 6620 West Broad Street, Suite 440, Richmond, Virginia 23230.

ITEM 2.   Identify and Background.

          (a), (b) and (c). This Schedule 13D is filed by Sheridan Printing Company, Inc. ("Sheridan"), a business corporation incorporated under the laws of State of New Jersey and James E. Sheridan, controlling shareholder of Sheridan. Sheridan is a commercial printing company specializing in technical publications and commercial offset lithography. Sheridan's principal business and offices are located at 1425 Third Street, Alpha, New Jersey 08865.

          The name, business address and present occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of Sheridan are as follows:

                                 Present Principal
Name                             Business Address                  Occupation or Employment
James E. Sheridan                1425 Third Avenue                 Director and
                                 Alpha, New Jersey  08865          Shareholder

Wayne L. Pesaresi                1425 Third Avenue                 Director and
                                 Alpha, New Jersey  08865          Shareholder

Elizabeth F. Pesaresi            1425 Third Avenue                 Director and
                                 Alpha, New Jersey  08865          Shareholder


          (d) and (e). Neither Sheridan nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Each Natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

Item 3.   Source and Amount of Fund or Other Consideration.

          The source of funds to be used by Sheridan and James E.
Sheridan in making a purchase of shares of common stock of Cadmus, to which this Schedule 13D relates, is from the working capital of Sheridan and personal funds of James E. Sheridan, respectively.

Item 4.   Purpose of Transaction.

          The purpose of the transactions described in Item 5 hereof is to acquire a significant equity position in Cadmus.
Subject to the foregoing:

          (a)  While Sheridan and James E. Sheridan
(collectively, the "Shareholders") have no current plans to make additional purchases of Cadmus common stock, the Shareholders may, from time to time, engage in additional purchases of Cadmus common stock in the open market or in privately negotiated transactions.

          (b) The Shareholders have no plans at present to engage in any extraordinary corporate transactions including a merger, reorganization or liquidation involving Cadmus or any of its subsidiaries.

          (c) The Shareholders have no plans at present to sell or transfer a material amount of assets of Cadmus or any of its subsidiaries.

          (d) The Shareholders have no plans at present to change any directors, the management, or the number or term of directors, or to fill any vacancies on the board of directors.

          (e) The Shareholders have no plans at present to affect any material change in the present capitalization or dividend policy of Cadmus.

          (f) The Shareholders have no plans at present to affect any material change of the business or corporate structure of Cadmus.

          (g) The Shareholders have no plans at present to affect any changes in the charter, bylaws or instruments corresponding thereto of Cadmus or other action which may impede the acquisition of control of Cadmus by any other person.

          (h) The Shareholders have no plans at present to cause any of the securities of Cadmus to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national association.

          (i) The Shareholders have no plans at present to take any additional actions to cause a class of equity securities of Cadmus to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

          (j) The Shareholders have no plans at present to take any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) Based on 7,813,251 shares of Cadmus common stock outstanding on January 31, 1999, the Shareholders may be deemed the beneficial owner, in the aggregate, of 400,000 shares of Cadmus common stock. These 400,000 shares would represent approximately 5.1% of Cadmus shares of common stock outstanding upon issuance, assuming that no other shares are issued by Cadmus, including shares issuable upon exercise of any options outstanding for Cadmus common stock. Except for James E. Sheridan, no person identified in Item 2(a), (b) and (c) hereof is the beneficial owner of any shares of common stock of Cadmus.

          (b) The Shareholders will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Cadmus common stock which the Shareholders have acquired.

          (c) The following table sets forth transactions by the Shareholders in Cadmus common stock over the prior sixty days.

                    Number                          Total
                      of                            Price
                    Shares           Price           Per
                   Acquired        Per Share       Purchase

01-27-99             5,000          16.5000        82,500.00
01-27-99             8,000          16.2500       130,000.00
01-28-99             4,000          16.3750        65,500.00
02-01-99            13,000          15.5000       201,500.00
02-04-99             3,700          16.2500        60,125.00
02-05-99             3,300          16.2500        53,625.00
02-08-99             4,000          16.0000        54,000.00
02-09-99             9,000          16.0000       144,000.00
02-09-99             5,000          15.3750        76,875.00
02-10-99             2,000          16.0000        32,000.00
02-11-99             3,000          16.0000        48,000.00
02-12-99             2,000          15.7500        31,500.00
02-12-99             2,500          16.0000        40,000.00
02-16-99             2,500          15.8750        39,687.50
22-16-99             2,100          15.7500        33,075.00
02-16-99             5,900          15.6250        92,187.50
02-17-99             5,000          15.6250        78,125.00
02-17-99            10,000          15.5000       155,000.00
02-17-99             3,000          15.3750        46,125.00
02-18-99             2,000          15.6250        31,250.00
02-18-99            12,000          15.5000        18,600.00
02-18-99             5,500          15.3750        84,552.50
02-18-99            17,000          15.4375       262,437.50
02-18-99               500          15.2500         7,625.00
02-19-99           105,000          15.4375     1,620,937.50
02-22-99             2,000          15.5000        31,000.00
02-22-99             8,000          15.5625       124,500.00
02-23-99            20,000          15.4375       308,750.00
03-04-99            15,000          13.9375       209,062.50
03-04-99            39,000          14.0000       546,000.00
03-04-99            26,000          14.1250       367,250.00


There were no other transactions in the common stock of Cadmus by either Sheridan or any person identified in Item 2(a), (b) and
(c) hereof during the sixty days preceding the date of this
Schedule 13D.

          (d) No person other than the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Cadmus common stock that may be deemed beneficially owned by the Shareholders.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Neither Sheridan nor any person identified in
Item 2(a), (b) and (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Cadmus including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 1999                SHERIDAN PRINTING COMPANY, INC.

                              By /s/ James E. Sheridan
                                   James E. Sheridan,
                                   Director and Shareholder

                               /s/ James E. Sheridan
                                 James E. Sheridan